Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11605

SUPPLEMENT DATED APRIL 14, 2022

TO OFFERING CIRCULAR DATED SEPTEMBER 29, 2021

NowRx, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 29, 2021 of NowRx, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular, as supplemented, is available HERE.

Ending the Offering on the SeedInvest platform

The Company intends to end the offering for its Series C Preferred Stock described in the Offering Circular on the SeedInvest platform. No further subscriptions will be accepted by SeedInvest for the current offering after May 20, 2022. Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.